February 3, 2012

BY EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D.C. 20549

Re:	Costco Wholesale Corporation
Form 10-K for the Fiscal Year Ended August 28, 2011
Filed October 14, 2011
File No. 0-20355

Dear Mr. Mew:

Costco Wholesale Corp. is in receipt of your letter dated February 1, 2012, relating to the above-referenced filing. The Company is preparing a response.

Pursuant to a conversation on February 3, 2012, with Robert Babula, we have agreed on an extension of time from February 15, 2012, to and including February 29, 2012 to submit a response to the letter.

Thank you for your consideration in this matter.

Sincerely,

/s/ Richard A. Galanti
Richard A. Galanti
Executive Vice President, Chief Financial Officer